December 4, 2007

Mr. Mark Shuman
Branch Chief – Legal
Securities and Exchange Commission
Washington D.C.
USA 20549

Re: Alternet Systems, Inc. Preliminary Schedule 14A
Filed: November 23 2007
File NO. 000-31909

Dear Mr. Shuman

I am responding to your review letter dated November 30 2007.

I have made the following additions to Alternet Systems Inc.’s Preliminary Schedule 14A.

Committees of the Board of Directors, Item 7 (d)

1. I have included the security holder communication disclosure as required by Item 407(f) of Regulation S-B.

Incentive Stock Option Plan, Proposal 3

The Incentive Stock Option Plan is now titled Stock-Based Incentive Compensation Plan.

2. No grants or awards are contemplated to be made under the proposed Stock-Based Incentive Compensation Plan concurrent with the approval of the plan.

3. I have filed the complete Stock Based Incentive Compensation Plan as Appendix A to the Proxy Statement and have included a summary in the Proxy Statement.

Consolidation of Common Shares Issued and Outstanding, Proposal 3

4. I have disclosed how the fractional share interests will be treated if the proposal is approved in the revised Proxy Statement.

5. I have disclosed in tabular format the information requested and informed shareholders of the effect of the proposed consolidation would have by effectively increasing the number of authorized shares, because the number of authorized shares would be held constant, while the number of issued and outstanding shares would be reduced ten-fold.

6. The Company has no plans, proposals or arrangements for the issuance of shares that result from the effective increase in authorized shares.

7. I have include a discussion of the possible anti-takeover effects of the effective increase in authorized shares and that management might use the additional shares to resist or frustrate a third party transaction by providing an above market premium that is favored by a majority of the independent stockholders.

I acknowledge that:

-	Alternet Systems Inc. is responsible for the adequacy and accuracy of the disclosure in this filing.
-	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	Alternet Systems Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Patrick Fitzsimmons
President
Alternet Systems Inc.